CUSIP No. 92839U107	13D	Page 1 of 12 pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. ___)*

VISTEON CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

92839U107

(CUSIP number)

Jennifer M. Pulick Chief Compliance Officer Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 12 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92839U107	13D	Page 2 of 12 pages

1.	NAMES OF REPORTING PERSONS

Cyrus Capital Partners, L.P. (“Cyrus”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 600,000
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 600,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.46%*
14.	TYPE OF REPORTING PERSON
PN

* All percentage calculations set forth herein assume that there are 130,245,880 shares of Common Stock outstanding, as reported in Visteon Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No. 92839U107	13D	Page 3 of 12 pages

1.	NAMES OF REPORTING PERSONS

Cyrus Opportunities Master Fund II, Ltd. (“COMF”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 600,000
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 600,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.46%*
14.	TYPE OF REPORTING PERSON
OO

* All percentage calculations set forth herein assume that there are 130,245,880 shares of Common Stock outstanding, as reported in Visteon Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No. 92839U107	13D	Page 4 of 12 pages

1.	NAMES OF REPORTING PERSONS

Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 600,000
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 600,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.46%*
14.	TYPE OF REPORTING PERSON
OO

* All percentage calculations set forth herein assume that there are 130,245,880 shares of Common Stock outstanding, as reported in Visteon Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No. 92839U107	13D	Page 5 of 12 pages

1.	NAMES OF REPORTING PERSONS

Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 600,000
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 600,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.46%*
14.	TYPE OF REPORTING PERSON
IN

* All percentage calculations set forth herein assume that there are 130,245,880 shares of Common Stock outstanding, as reported in Visteon Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No. 92839U107	13D	Page 6 of 12 pages

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of Common Stock, par value $1.00 per share (the “Shares”) of Visteon Corporation, a Delaware corporation (“Issuer”). The address of the principal executive office of the Issuer is One Village Center Drive, Van Buren Township, Michigan 48111.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands company (“COMF”), Cyrus Capital Partners GP, L.L.C., a Delaware limited partnership (“Cyrus GP”), and Mr. Stephen C. Freidheim (each of COMF, Cyrus, Cyrus GP and Mr. Freidheim, collectively, the “Reporting Persons”).

COMF is a private investment fund engaged in the business of acquiring, holding and disposing of investments in various companies. Cyrus is the investment manager of COMF. Cyrus GP is the general partner of Cyrus. Mr. Freidheim is the managing member of Cyrus GP and the Chief Investment Officer of Cyrus.

Except for Mr. Freidheim, each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

Mr. Freidheim disclaims beneficial ownership of the securities of the Issuer held by the Reporting Persons, except to the extent of his pecuniary interest in the Reporting Persons, if any.

(b) The business address of each of the foregoing Reporting Persons is 399 Park Avenue, 39th Floor, New York, New York 10022.

(c) Set forth in Exhibit N attached hereto are the respective names, business addresses, present principal occupations and citizenships of the executive officers, directors and control persons, as applicable, of each of the Reporting Persons.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Freidheim is a citizen of the United States.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). See Item 6 below. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in Item 6 below.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Shares were acquired in open market purchases using internally generated funds of Cyrus Opportunities Master Fund II, Ltd and the personal funds of Mr. Freidheim. No funds or consideration were borrowed or obtained for the purpose of acquiring the Shares.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired these Shares for investment purposes. The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters specified in Item 4 of Schedule 13D except as set forth in Item 6 below, as amended or supplemented. The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

CUSIP No. 92839U107	13D	Page 7 of 12 pages

ITEM 5.	Interest in Securities of the Issuer.

(a) As of July 30, 2010, the number of Shares outstanding was 130,245,880 according to the Issuer’s Form 10-Q filed on August 9, 2010. As of the date hereof, the Reporting Persons are the beneficial owners of 600,000 Shares, which constitutes 0.46% of the Issuer’s outstanding Shares.

(b) The Reporting Persons have the power to vote and the power to dispose of 600,000 Shares. The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

(c) Except as set forth on Exhibit A attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 28, 2009, the Issuer, its subsidiaries, and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On May 7, 2010, the Debtors filed with the Bankruptcy Court a Second Amended Joint Plan of Reorganization of the Debtors (the “Plan”), and a Second Amended Disclosure Statement for the Second Amended Joint Plan of Reorganization (the “Disclosure Statement”). The Plan is included as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2010, a copy of which is incorporated by reference herein as Exhibit B.

In connection with the filing of the Plan, on May 6, 2010, the Issuer entered into an Equity Commitment Agreement (the “Equity Commitment Agreement”) with certain investors (the “Investors”), including Cyrus Opportunities Master Fund II, Ltd. The Equity Commitment Agreement provides, among other things, that on the terms and subject to the conditions of the Equity Commitment Agreement, Issuer will conduct a rights offering whereby certain holders of existing unsecured notes of Issuer may elect to purchase up to 34,310,200 shares of the Common Stock of a reorganized Issuer for $27.69 per share, in accordance with the Plan. The Equity Commitment Agreement also provides that on the terms and subject to the conditions of the Equity Commitment Agreement, the Investors severally agree to purchase 10,834,800 shares of the Common Stock of a reorganized Issuer and any shares not purchased in connection with the rights offering. The Issuer has agreed to pay the following fees and expenses to the Investors: (i) $43,750,000, twenty-five percent of which is payable upon entry of the order approving the Equity Commitment Agreement and the remainder of which would be payable upon consummation of the transactions contemplated by the Equity Commitment Agreement; (ii) $16,625,000 for arranging the transactions contemplated by the Equity Commitment Agreement, to be paid only to certain of the Investors upon the consummation of the transactions contemplated by the Equity Commitment Agreement; and (iii) out of pocket costs and expenses reasonably incurred by each of the Investors in connection with the Equity Commitment Agreement. In addition, the Issuer has agreed to support the Investors’ request for payment of liquidated damages in the event that the Issuer enters into an agreement in connection with, or approves or seeks Bankruptcy Court approval of, certain alternative transactions, as well as if the Issuer’s approval of the rights offering-based plan is withdrawn, qualified, or modified in a manner adverse to the Investors and otherwise inconsistent with its obligations under the Equity Commitment Agreement. The above summary of the material terms of the Equity Commitment Agreement is qualified in its entirety by reference to the text of the Equity Commitment Agreement, a copy of which is incorporated by reference herein as Exhibit C. The Equity Commitment Agreement is subject to the approval of the Bankruptcy Court, as well as other conditions, and contains representations, warranties, covenants, and indemnities customary for a transaction of the type contemplated thereby.

By virtue of having entered into the Equity Commitment Agreement, the Reporting Persons and the Investors may be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act. The Reporting Persons do not expressly affirm membership in a group with any of the Investors, and disclaim beneficial ownership of any Shares held by the Investors (other than the Reporting Persons). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any

CUSIP No. 92839U107	13D	Page 8 of 12 pages

Shares beneficially owned by any of the Investors (other than the Reporting Persons) for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, but subject to the Reporting Person’s obligations under that certain Plan Support Agreement, as filed with the Bankruptcy Court on May 6, 2010 and incorporated by reference herein as Exhibit D, among the Investors, certain of the Issuer’s note holders, and the Issuer (the “Plan Support Agreement”), each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, and subject to the Reporting Person’s obligations under the Plan Support Agreement, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, and subject to the Reporting Person’s obligations under the Plan Support Agreement, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

The Plan Support Agreement provides, among other things, and subject to certain exceptions set forth therein, that certain note holders party thereto shall (i) vote all relevant claims they hold to accept the Plan, (ii) support entry of a disclosure statement order, and (iii) permit disclosure in the Disclosure Statement and any filings by the Debtors with the Securities and Exchange Commission of the contents of the Plan Support Agreement. Further, unless the Debtors and the note holders party to the Plan Support Agreement agree to pursue an alternative plan, such note holders agree that they shall not subject to certain exceptions set forth therein (A) support or vote in favor of an alternative plan, (B) participate in negotiations or enter into any agreements regarding an alternative plan, (C) withdraw support for the Plan, (D) object to or commence any proceeding opposing any of the terms of the Plan or the Disclosure Statement, (E) object to or commence any proceeding opposing or objecting to the entry of the disclosure statement order, (F) encourage any other entity to take any action to interfere with entry of the disclosure statement order or an order of the Bankruptcy Court confirming the Plan, (G) object to or commence any proceeding opposing or objecting to the approval of the Plan, or (H) take any action inconsistent with the Plan Support Agreement or the Plan, or that would unreasonably delay the approval of the Disclosure Statement or confirmation of the Plan. The above summary of the material terms of the Plan Support Agreement is qualified in its entirety by reference to the text of the Plan Support Agreement, a copy of which is incorporated by reference herein as Exhibit D.

In connection with the filing of the Plan, and subject to Bankruptcy Court approval, the Issuer entered into a Cash Recovery Backstop Agreement with certain Investors including Cyrus Opportunities Master Fund II, Ltd. (the “Backstop Agreement”). Pursuant to the Backstop Agreement, the note holders signatory thereto (the “Backstop Note Holders”), severally agreed to fund cash distributions to certain note holders who are not eligible to participate in the rights offering under the Plan in exchange for the Issuer issuing to such Backstop Note Holders the rights to participate in the rights offering that would have been distributed to such non-eligible holders, had they been eligible holders. The above summary of the material terms of the Backstop Agreement is qualified in its entirety by reference to the text of the Backstop Agreement, a copy of which is incorporated by reference herein as Exhibit E.

Upon the consummation of the transactions contemplated by the Equity Commitment Agreement, certain holders of shares of the Common Stock of a reorganized Issuer will be entitled to customary registration rights, including shelf registration rights, demand registration rights and piggyback registration rights, and shall be subject to customary transfer restrictions following a public offering of the Common Stock of a reorganized Issuer, in accordance with the terms and subject to the conditions of a registration rights agreement to be entered into by and among the Issuer and such holders. The above summary of the material terms of the form of the registration rights agreement is qualified in its entirety by reference to the text of the form of the registration rights agreement, a copy of which is incorporated by reference herein as Exhibit F.

CUSIP No. 92839U107	13D	Page 9 of 12 pages

Upon the consummation of the transactions contemplated by the Equity Commitment Agreement, the initial board of directors of a reorganized Issuer shall consist of nine members to be designated as follows: (i) the current Chief Executive Officer of Issuer, (ii) two individuals designated by the Issuer from a pool of individuals (the “Director Pool”) selected by certain majority investors, and (iii) six individuals designated by certain majority investors from the Director Pool. The majority investors shall be determined based on the amount of Common Stock issuable to them pursuant to the Equity Commitment Agreement and the Plan.

On May 24, 2010, the Debtors filed with the Bankruptcy Court a Third Amended Joint Plan of Reorganization and a related Third Amended Disclosure Statement pursuant to the Bankruptcy Code. The Third Amended Joint Plan of Reorganization of the Debtors is included as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2010, a copy of which is incorporated by reference herein as Exhibit G.

On June 14, 2010, the Debtors filed with the Bankruptcy Court a fourth amended joint plan of reorganization (“Fourth Amended Plan”) and a related fourth amended disclosure statement (“Fourth Amended Disclosure Statement”) pursuant to the Bankruptcy Code. The Fourth Amended Plan is included as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 17, 2010, a copy of which is incorporated by reference herein as Exhibit H. On June 13, 2010, the Issuer and the Investors also entered into the First Amendment to the Plan Support Agreement. A copy of the First Amendment to the Plan Support Agreement is incorporated by reference herein as Exhibit I.

On June 17, 2010, the Issuer and the Investors entered into the First Amendment to Equity Commitment Agreement. The First Amendment to Equity Commitment Agreement amends Sections 7.2(b) and 10.1(c) of the Equity Commitment Agreement to extend the dates by which the Issuer has to satisfy certain conditions the failure of which provides certain investors the right to terminate the Equity Commitment Agreement. The above summary of the material terms of First Amendment to Equity Commitment Agreement is qualified in its entirety by reference to the text of the First Amendment to Equity Commitment Agreement, a copy of which is incorporated by reference herein as Exhibit J. The First Amendment to Equity Commitment Agreement and the First Amendment to the Plan Support Agreement are each subject to the approval of the Bankruptcy Court, as well as other conditions, and contains representations, warranties, covenants, and indemnities customary for a transaction of the type contemplated thereby.

On June 15, 2010 by release of the Investors’ signature pages thereto, the Issuer and the Investors entered into the Second Amendment to the Equity Commitment Agreement. The Second Amendment to the Equity Commitment Agreement amends, among other things, (i) Section 7.2(b) of the Equity Commitment Agreement to extend the date by which the Issuer has to use its commercially reasonable efforts to obtain an order confirming a plan of reorganization to July 2, 2010 and (ii) Section 10.1(c) of the Equity Commitment Agreement to extend the date by which the Equity Commitment Agreement and a disclosure statement must be approved by the Bankruptcy Court to July 2, 1010. The above summary of the material terms of the Second Amendment to the Equity Commitment Agreement is qualified in its entirety by reference to the text of the Second Amendment to the Equity Commitment Agreement, a copy of which is incorporated by reference herein as Exhibit K.

On August 9, 2010, the Issuer, the Investors and the Additional Purchasers (as defined below) entered into the Third Amendment to the Equity Commitment Agreement. The Third Amendment to the Equity Commitment Agreement amends, among other things, (i) Section 3.1(a) to include the agreement of certain additional purchasers (“Additional Purchasers”) to subscribe for and purchase certain shares of new Common Stock originally intended to be purchased by the Investors, (ii) Section 3.3 to provide the Investors with a right to purchase some or all of the shares held by Additional Purchasers upon a default by such Additional Purchasers, (iii) Section 3.6 to provide the Additional Purchasers with limited assignment rights with respect to any interest or participation in the Common Stock they are to purchase, (iv) Section 4.3 to allow the Additional Purchasers to be reimbursed for actual, documented out-of-pocket costs and expenses incurred by them on or prior to the date of the Third Amendment; provided, that such reimbursement does not exceed $4,250,000 in the aggregate for all Additional Purchasers, (v) Article VI and Article VII, pursuant to which the Additional Purchasers have made certain representations and warranties to the Issuer and have agreed to comply with certain covenants, respectively, including Section 7.16, whereby the Additional Purchasers have agreed to generally support the Plan and withdraw with prejudice their appeal of the Bankruptcy Court’s June 17, 2010 order authorizing the Debtors to enter into a Plan Support Agreement, an Equity Commitment Agreement, and a Cash Recovery Backstop Agreement, (vi) Section 9.1(b) to include the obligations of the Additional Purchasers to indemnify various parties, and (vii) Section 11.9 to allow Additional Purchasers to bring actions for equitable relief for breaches by the Issuer of the Third Amendment to the Equity Commitment Agreement and to limit the remedies the Issuer may have against the Additional Purchasers. The above summary of the material terms of the Third Amendment to the Equity Commitment Agreement is qualified in its entirety by reference to the

CUSIP No. 92839U107	13D	Page 10 of 12 pages

text of the Third Amendment to the Equity Commitment Agreement, a copy of which is incorporated by reference herein as Exhibit L.

By virtue of having entered into the Third Amendment to the Equity Commitment Agreement, the Reporting Persons, the other Investors, and the Additional Purchasers may be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act. The Reporting Persons do not expressly affirm membership in a group with any of the Investors or Additional Purchasers, and disclaim beneficial ownership of any Common Stock held by the Investors (other than the Reporting Persons) or Additional Purchasers. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Investors (other than the Reporting Persons) or Additional Purchasers for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit A:	Transactions in the Shares effected in the past 60 days

Exhibit B:

Second Amended Joint Plan of Reorganization for Visteon Corporation and its Debtor Affiliates. (Incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2010).

Exhibit C:

Equity Commitment Agreement, dated as of May 6, 2010, by and between Visteon Corporation and certain investors. (Incorporated herein by reference to Exhibit 2.1 to the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2010).

Exhibit D:

Plan Support Agreement, dated as of May 6, 2010, by and between Visteon Corporation and certain investors. (Incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by The Goldman Sachs Group, Inc. and other reporting persons set forth therein on May 18, 2010).

Exhibit E:

Cash Recovery Backstop Agreement, dated as of May 6, 2010, by and between Visteon Corporation and certain investors. (Incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by The Goldman Sachs Group, Inc. and other reporting persons set forth therein on May 18, 2010).

Exhibit F:

Form of Registration Rights Agreement. (Incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by The Goldman Sachs Group, Inc. and other reporting persons set forth therein on May 18, 2010).

Exhibit G:

Third Amended Joint Plan of Reorganization for Visteon Corporation and its Debtor Affiliates. (Incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2010).

Exhibit H:

Fourth Amended Joint Plan of Reorganization for Visteon Corporation and its Debtor Affiliates. (Incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 17, 2010).

Exhibit I:

First Amendment to Plan Support Agreement, dated as of June 13, 2010, by and between Visteon Corporation and certain investors. (Incorporated herein by reference to Exhibit 4 to Amendment No. 1 to the Schedule 13D filed by The Goldman Sachs Group, Inc. and other reporting persons set forth therein on June 21, 2010).

Exhibit J:

First Amendment to Equity Commitment Agreement, dated as of June 13, 2010, by and between Visteon Corporation and certain investors. (Incorporated herein by reference to Exhibit 2.2 to the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2010).

Exhibit K:

Second Amendment to Equity Commitment Agreement, dated as of June 20, 2010, by and between Visteon Corporation and certain investors. (Incorporated herein by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed by The Goldman Sachs Group, Inc. and other

CUSIP No. 92839U107	13D	Page 11 of 12 pages

reporting persons set forth therein on June 29, 2010).

Exhibit L:

Third Amendment to Equity Commitment Agreement, dated as of August 9, 2010, by and between Visteon Corporation, certain investors, and certain additional purchasers. (Incorporated herein by reference to Exhibit 1 to Amendment No. 3 to the Schedule 13D filed by The Goldman Sachs Group, Inc. and other reporting persons set forth therein on August 12, 2010).

Exhibit M:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit N:	Officers and Directors of the Reporting Persons

CUSIP No. 92839U107	13D	Page 12 of 12 pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

          EXECUTED as a sealed instrument this 23rd day of August, 2010.

CYRUS CAPITAL PARTNERS, L.P.
By: Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim

Name: Stephen C. Freidheim
Title: Managing Member

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim

Name: Stephen C. Freidheim
Title: Managing Member

/s/ Stephen C. Freidheim

Stephen C. Freidheim, an individual

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim

Name: Stephen C. Freidheim
Title: Authorized signatory

Exhibit A

Reporting Person: Cyrus Opportunities Master Fund II, Ltd.

Transaction Date	Per Share Purchase Price**	Number of Shares	Total Purchase Price
August 11, 2010	$0.49	35,000	$17,150
August 11, 2010	$0.49	385,000	$188,650

Total		420,000	$205,800

**Inclusive of Brokerage Commission

Reporting Person: Stephen C. Freidheim

Transaction Date	Per Share Purchase Price**	Number of Shares	Total Purchase Price
August 11 2010	$0.49	15,000	$7,350
August 11, 2010	$0.49	165,000	$80,850

Total		180,000	$88,200

**Inclusive of Brokerage Commission

Exhibit M

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Visteon Corporation. This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

CYRUS CAPITAL PARTNERS, L.P.
By: Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim

Name: Stephen C. Freidheim
Title: Managing Member

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim

Name: Stephen C. Freidheim
Title: Managing Member

/s/ Stephen C. Freidheim

Stephen C. Freidheim

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim

Name: Stephen C. Freidheim
Title: Authorized signatory

Exhibit N

Officers and Directors of the Reporting Persons

Both COMF and Mr. Freidheim have entered into an investment management agreement with Cyrus, giving Cyrus full voting and dispositive power over the shares of the Issuer’s Common Stock held by the Reporting Persons. Cyrus GP is the general partner of Cyrus, and Mr. Freidheim is the managing member of Cyrus GP and Chief Investment Officer of Cyrus.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship

Stephen C. Freidheim 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Investment Officer of Cyrus, which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	United States

Cyrus GP

Managing Member of Cyrus GP, which is the general partner of Cyrus. Cyrus GP’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.

Jennifer M. Pulick 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Compliance Officer and Associate General Counsel of Cyrus, which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	United States

Brennan Joseph McCaw 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Financial Officer of Cyrus Capital Partners, L.P., which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	Canada

David A. Milich 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Operating Officer of Cyrus, which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	United States

Martin Lang 4th Floor Harbour Centre, Grand Cayman, Cayman Islands	COMF Director of COMF. COMF’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	British

Mr. Lang is also the Senior Company Manager of International Management Services Ltd, which is engaged in Provision of Company Management. International Management Services Ltd’s principal office is located at 4th Floor Harbour Centre, Grand Cayman, Cayman Islands.

Christopher Bowring 4th Floor Harbour Centre, Grand Cayman, Cayman Islands	COMF Director of COMF. COMF’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	British

Mr. Bowring is also the Managing Director of International Management Services Ltd, which is engaged in Provision of Company Management. International Management Services Ltd’s principal office is located at 4th Floor Harbour Centre, Grand Cayman, Cayman Islands.